Exhibit 99.2

GIGAMEDIA LIMITED
8F, NO. 22, LANE 407, SECTION 2 TIDING BLVD.
NEIHU DISTRICT, TAIPEI 114
TAIWAN R.O.C

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please go to www.proxyvote.com, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY MAIL
Mark, sign and date your proxy card and return it, no less than 48 hours before the time of the meeting, in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M70740-P51364 KEEP THIS PORTION FOR YOUR RECORDS

PLEASE SIGN, DATE AND RETURN THIS PROXY IN THE ENCLOSED POSTAGE PRE-PAID ENVELOPE. DETACH AND RETURN THIS PORTION ONLY

GIGAMEDIA LIMITED

The Board of Directors recommends you vote FOR proposals 1 through 5.	**For**	**Against**	**Abstain**
1. Adoption of Audited Financial Statements	☐	☐	☐
2. Approval of Appointment of Auditors	☐	☐	☐
3. Approval of Directors' Remuneration	☐	☐	☐
4. Approval of Authority to Allot and Issue Shares	☐	☐	☐
5. Approval for Share Purchase Mandate	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

For address changes/comments, mark here. ☐
(see reverse for instructions)

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement, U.S. Annual Report and Singapore Annual Report are available at www.proxyvote.com. M70741-P51364 GIGAMEDIA LIMITED Annual Meeting of Shareholders June 20, 2014 3:00 PM This proxy is solicited by the Board of Directors I/We, being a Shareholder/Shareholders of the above named Company, hereby appoint Kuo-Lun Huang (aka Collin Hwang) of 8F, No. 22, Lane 407, Section 2 Tiding Blvd., Neihu District, Taipei R.O.C., failing whom the Chairman of the Meeting, as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at 1404 5 Sunbeam Plaza, 1155 Canton Rd., Kowloon, Hong Kong on Friday, June 20, 2014, at 3:00 PM local time, and at any adjournment or postponement thereof. This Proxy, when properly executed, and returned in a timely manner, will be voted at the Annual General Meeting and any adjournments thereof in the manner described herein. If no contrary indication is made, the proxy will be voted as recommended by the Board of Directors and the Company’s management. 1. The proxy form must be signed by the Shareholder or by the Shareholders’ attorney duly authorized in writing or, if the appointer is a corporation, either, under seal or in some other manner approved by the directors of the Company. 2. To be effective, the proxy form (and power of attorney or other authority under which it is signed or a notarially certi?ed copy of such power of authority, if relevant) must be returned to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, no less than 48 hours before the meeting. Address Changes/Comments: you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.) Continued and to be signed on reverse side